Exhibit 99.(e)(4)

December 14, 2007

Mary Lynne Hedley

Dear Mary Lynne:

I am writing you this letter to inform you that you have been selected by Eisai Corporation of North America, and its affiliates (collectively, the “Company”) to receive a Retention Bonus (the “Retention Bonus”), subject to the terms and conditions of this letter agreement (the “Agreement”).

The purpose of the Agreement is to outline the Retention Bonus, terms and conditions of your employment for a one (1) year period following consummation of the transactions contemplated by the Agreement and Plan of Merger by and among Eisai Co., Ltd., Jaguar Acquisition Corp. and MGI Pharma, Inc. (“MGI”), dated as of December 10, 2007 (the “Merger Agreement”), (the “Closing”), to encourage you to continue your high level of performance and commitment to the Company and to maintain continuity after the date hereof.  The payments set forth in this Agreement are in addition to other amounts, such as your 2007 annual incentive award, that you will receive in the ordinary course.

During the one year period:

•                  you will receive $365,000, your current base salary, and you will receive an incentive award equal to your current annual incentive target of $182,500;

•                  to the extent you will have not already received a salary increase in 2008 from MGI, will receive an increase of $14,600 per year in your base salary commencing with the first payroll period following the Closing;

•                  you will not be required to relocate to a principal place of employment other than your current principal place of employment immediately prior to the Closing;

•                  you will be eligible to participate in the Company’s health, welfare and retirement programs generally available to the Company’s employees;

•                  you will have the title of EVP & IPT Chair.

On the day prior to the first anniversary of the Closing, if you are then employed by the Company or any of its subsidiaries, you will receive your target annual incentive award of $182,500 (the “Incentive Payment”); provided that you shall be eligible to receive a pro-rata portion of such award (as described below) in the event of your termination by the Company without Cause or by you for Good Reason (as each such term is defined below).

Subject to the terms and conditions of this Agreement, if you remain employed by the Company or any of its subsidiaries through the payment due date, you will be entitled to receive the following Retention Bonus:

•                  on the six (6) month anniversary of the Closing, the Company shall pay to you in a lump sum within fifteen (15) days thereafter, an amount equal to $438,000 (the “First Basic Retention Bonus”) and an amount equal to $203,400 (“First Add-On Retention Bonus”); and

•                  on the twelve (12) month anniversary of the Closing, the Company shall pay to you in a lump sum within fifteen (15) days thereafter, an amount equal to $657,000 (the “Second Basic Retention Bonus”) and an amount equal to $305,100 (“Second Add-On Retention Bonus”).

•                  In addition, Section 4(iii) of the Termination Agreement by and between you and MGI,  as amended from time to time (the “Termination Agreement”) (with regard to the excise tax gross-up) shall remain in full force and effect and any amounts due thereunder shall be paid on or when due thereunder, but in no event later than the end of the calendar year next following the calendar year in which you pay the excise tax.

Payment of the Retention Bonus will be subject to all applicable tax withholdings.

On the first anniversary of the Closing and following full payment of the Retention Bonus, your employment under this Agreement will terminate.

Not less than ninety (90) days prior to the first anniversary of the Closing, the Company and you shall discuss whether or not the Company desires to continue your employment beyond the one (1) year period set forth herein.  If your employment continues following the first anniversary of the Closing, you will be integrated into the Company’s compensation and benefit plans applicable to employees at your level (unless such integration has previously occurred), and the Company may require, with your agreement, that you relocate to one of the Company’s other facilities at another geographical location.

Closing

This Agreement and the payment of the Retention Bonus is conditional on the Closing and the satisfaction of all of the above stated conditions.  Should the Closing not occur, this Agreement shall be void and of no effect.

Confidentiality

The amount of your Retention Bonus and Incentive Payment, to the extent not of public record, shall be held confidential by you, except for disclosure (i) required by applicable laws, (ii) to the your immediate family and your legal and financial advisors, and then only after informing such individuals that such information is confidential and should not be disclosed to others, (iii) required by order of a court or other body having jurisdiction over such matter; (iv) as reasonably desirable to tax and other governmental entities; and (v) with the written consent of the Company.

Non-Solicitation

In consideration for your employment during the one year period following the Closing, the confidential information you will receive during such period and your eligibility to receive each of the First and Second Add-On Retention Bonuses, you agree that during your employment and for twelve (12) months after the termination of your employment for any reason (whether said termination is voluntarily or involuntarily, with or without Cause or with or without Good Reason), you will not, directly or indirectly, knowingly solicit, induce or attempt to induce:

•                                          any of the Company’s employees, or its pharmaceutical affiliates’ employees, to leave the employ of the Company, whether such employees work for the Company or such affiliates now or are hired after the date of this Agreement, or

•                                          any person or entity to alter or terminate its business relationship with the Company or its pharmaceutical affiliates, or interfere in any material way with any of the Company or its pharmaceutical affiliates’ business relationships with any person or entity.

Notwithstanding the foregoing, the restrictions set forth above shall not apply to (i) general solicitations that are not specifically directed to employees of the Company or its affiliates’ employees or to businesses relationships of the Company or its affiliates, (ii) serving as a reference at the request of an employee or (iii) actions taken in the good faith performance of your duties for the Company.

In addition to any other damages to which the Company may be entitled, and in addition to any injunctive relief which may be sought, you agree to repay to the Company each of the First and Second Add-On Retention Bonuses, if you materially breach this non-solicitation covenant and do not cure such breach (to the extent curable) within ten (10) days of written notice thereof.  The terms of this Non-Solicitation covenant shall survive the termination of your employment with the Company.

Termination Prior to Twelve (12) Month Anniversary of Closing.

If the Company and its subsidiaries terminate your employment for Cause (as such term is defined below) prior to the dates that the components of the Retention Bonus or the Incentive Payment are paid, or if you terminate your employment with the Company other than for Good Reason (as such term is defined below) and its subsidiaries prior to the payment date of the components of the Retention Bonus or the Incentive Payment, then you will not be entitled to receipt of the portion of the Retention Bonus due thereafter (if any) or the Incentive Payment.

If after the Closing and prior to the twelve (12) month anniversary of the Closing, the Company and its subsidiaries terminate your employment without Cause or you terminated your employment with the Company for Good Reason, then you will be entitled to receive the full Retention Bonus and a pro-rata portion of the Incentive Payment based upon the number of days you were employed by the Company or any of its subsidiaries prior to the twelve (12) month anniversary of the Closing, which amounts will be paid in a lump sum within fifteen (15) days after such termination of employment; provided, however, that if you are a “specified employee” as defined in Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) on the date of your termination of employment, payment of the full Retention Bonus shall be paid to you on the date that is the first day of the seventh (7th) month after the date of termination of employment or, if earlier, the date of your death following such termination of employment (with interest calculated from the date of your termination of employment to the payment date at the LIBOR rate on the date which termination of employment occurs).  The terms “termination” and “termination of employment,” as used herein are intended to mean a termination of employment that constitutes a “separation from service” under Code Section 409A.

Definitions

“Cause” shall mean any of the following:

•                  your willful and continued failure to perform your duties with respect to the Company, which failure is not cured within thirty (30) days following written notice thereof;

•                  your engaging in gross negligence or willful misconduct of a material nature with respect to the Company;

•                  your material breach of any material written Company policy, which breach is not cured within thirty (30) days following written notice thereof;

•                  your conviction of, or a plea of no contest or nolo contendere to, a crime constituting (i) a felony under the laws of the United States or any state thereof or (ii) a misdemeanor for which a sentence of more than six months’ imprisonment is imposed which is not stayed pending appeal; or

•                  your material breach of this Agreement, which is not cured within thirty (30) days following written notice thereof.

No act or failure to act on your part will be considered “willful” unless done, or omitted to be done by you not in good faith and without reasonable belief that your action or omission was in the best interests of the Company or any of its subsidiaries.

“Good Reason” shall mean any of the following (that is not cured by the Company or its subsidiaries (to the extent curable) within ten (10) days of written notice thereof):

•                  any reduction in your base salary or annual incentive compensation;

•                  a material adverse change to your duties/title set forth above;

•                  any relocation of your principal place of employment to a location other than your current principal place of employment immediately prior to the Closing; or

•                  a failure by the Company to timely pay the Retention Bonus or any other amount due hereunder.

By signing this Agreement, you acknowledge that the restrictions set forth in this Agreement are fair and reasonable, and that they are reasonably required for the protection of the legitimate business interests of the Company.  You are also acknowledging that you have received fair and valuable consideration, to which you would not otherwise have been entitled, for the Non-Solicitation covenant contained in this Agreement.  If a court determines that any provision in this letter is not enforceable as drafted, you agree that such provision should be enforceable to the maximum extent possible under applicable law, and that the provision should be reformed to make it enforceable in accordance with the intent of both parties.

Except as otherwise provided in the Merger Agreement or herein, this Agreement will supercede any other employment, change in control or termination agreement that you may have previously entered into with the Company (including, without limitation, your Termination Agreement) and any severance policy or practice of the Company.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New Jersey, without regard to principles of conflicts of laws.

Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in the Minneapolis-St. Paul metropolitan area, in accordance with the applicable rules of the American Arbitration Association then in effect.  Judgment may be entered on the arbitrator’s award in any court having jurisdiction.

No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by parties hereto.  No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.  Except as otherwise provided herein, this Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein.

[Signature Page to Follow]

If you agree to the terms and conditions set forth in this Agreement, please sign and date below and return the original to Neriman Botas.  We look forward to your contribution to the Company.

Sincerely,

/s/ Neriman Botas

Name:	Neriman Botas
Title:	VP, Human Resources
Eisai Corporation of North America

Agreed and
Accepted to by:

/s/ Mary Lynne Hedley
Name

Date:	December 15, 2007